SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 1st Quarter Results announcement released 17 April 2003





Embargo: 07.00 hrs Thursday 17 April 2003

PRUDENTIAL PLC FIRST QUARTER 2003 NEW BUSINESS RESULTS


  * Total Group insurance and investment sales of GBP7.7 billion, in line with first quarter 2002.
  * Group APE (annual premium equivalent) insurance sales of GBP424 million, down 7 per cent on first quarter 2002.
  * UK insurance APE sales of GBP213 million, down 4 per cent on first quarter 2002, on the previously reported basis. Following a change in presentation, UK insurance APE sales were GBP185 million, down 14 per cent.
  * Jackson National Life APE retail insurance sales of GBP105 million, up 46 per cent on first quarter 2002.
  * Prudential Corporation Asia APE insurance sales of GBP133 million, up 39 per cent on first quarter 2002.
  * Total retail and institutional funds under management of investment operations of GBP25.1 billion (GBP19.9 billion in the UK and GBP5.2 billion in Asia), up from GBP23.8 billion in first quarter 2002.

Prudential's Group Chief Executive, Jonathan Bloomer, commented:

"These strong sales figures were achieved in extremely difficult market conditions which we expect to remain challenging for many areas of our business throughout 2003. However, our international diversification and focus on running the business for value positions us well to deliver sustainable profitable growth over the longer-term."

Prudential UK

Overall Prudential's UK insurance operations recorded a positive result given the testing market conditions that the insurance sector continues to face. In particular the with-profit bond market contracted by over 50 per cent during 2002, and remains challenging.

Individual annuity sales continue to be strong, with sales increasing by 65 per cent from the same period last year to GBP51 million (APE). Prudential UK believes it is the market leader in the provision of annuities and has increased its share of the market over each of the last five quarters to the end of 2002.

Corporate pension sales were down 11 per cent on the comparable period in 2002 to GBP47 million (APE). We have expanded the disclosure on our investment businesses in 2003 to include the M&G institutional fund management business for the first time. Reflecting this, certain investment fund mandates previously classified as UK corporate pensions sales are now reported as inflows to M&G's institutional funds under management. The impact of this reclassification is to reduce first quarter 2003 UK corporate pension APE sales by GBP28 million and increase M&G institutional funds gross inflows by GBP281 million. 2002 comparatives now reflect this change in presentation with GBP6 million of UK corporate pensions APE sales in the first quarter of 2002 now reported as M&G investment inflows. This reclassification is not expected to have a material impact on UK corporate pension profits in 2003.

As expected, life product sales in the quarter were down on the same period in 2002 with APE sales down 58 per cent to GBP36 million. The partnership agreement with Abbey National has contributed total sales of GBP43 million since launch on 11 December 2002, GBP32 million of which have been in the first quarter of 2003. Total sales of unit-linked bonds and offshore with-profit bonds continue to increase with GBP72 million recorded in the quarter. The results for the first three months of 2003 include an exceptional volume of protection business as a result of very competitive pricing during this period.

Following the Financial Services Authority's initiative to bring forward the implementation of realistic solvency, Prudential UK, along with a number of other insurers, has received waivers from the FSA allowing it to move towards this new basis. Prudential UK has managed its long-term fund on the realistic basis for a number of years and, as a result, does not expect any significant changes to the operation or investment strategy of the fund. Under the realistic basis the fund remains among the strongest and comfortably within statutory limits.

Prudential UK expects the remainder of 2003 to be as difficult as the first quarter, with market conditions continuing to adversely affect consumers' appetite for long-term savings.

M&G

Gross fund inflows into M&G and Prudential branded funds during the first quarter of 2003 were GBP293 million, 5 per cent lower than the comparable period last year, reflecting the significant deterioration in market conditions. Net fund inflows were up 17 per cent to GBP54 million.

Gross fund inflows from ISA sales and PEP transfers into M&G and Prudential branded funds during the first quarter were GBP74 million, down 39 per cent on the same period last year. However, the strength of M&G's increasingly diversified distribution base has meant that while ISA sales may have fallen during the first quarter, non-ISA sales have grown significantly.

M&G has also increased its market share for M&G branded funds in both the total retail and the ISA/PEP markets. The latest Investment Management Association
(IMA) figures to the end of February show that, in the first two months of 2003, M&G grew its retail market share by 29 per cent. Strong fund inflows into the Prudential North American fund led to an increase in market share for Prudential branded funds over the same time period.

M&G's institutional business made a strong start to the year, winning gross fund inflows of GBP890 million during the first quarter. New institutional mandates for segregated and pooled funds contributed gross fund inflows of GBP480 million (including GBP281 million of corporate pensions business referred to above), with a further GBP217 million received via PPM South Africa. The Private Finance Group's successful initiatives in securitised vehicles contributed a further GBP193 million. Net institutional fund inflows for the first quarter of 2003 were GBP586 million.

Egg

Egg will be announcing its first quarter results on Thursday 24 April 2003.

Prudential Europe

Prudential Europe's total new business sales of GBP12 million in the first quarter were 37 per cent lower than the GBP19 million recorded in the same period last year. However, excluding 2002 sales through the German life business, whose disposal was completed in January 2003, sales are equal to those recorded in the first quarter of 2002.

Jackson National Life

Jackson National Life (JNL) recorded total retail sales in the first quarter of 2003 of GBP1.0 billion, 52 per cent higher than the same period of 2002, driven by strong sales of fixed and variable annuities. Total sales were down 22 per cent on prior year, with no stable value new business recorded in the first quarter of 2003, reflecting JNL's primary focus on retail sales, consistent with our comments at the full year results.

Despite the continued difficult market conditions, JNL recorded excellent variable annuity sales. Total sales of GBP442 million were up 142 per cent on the first quarter of 2002, although they were down 14 per cent on fourth quarter 2002 sales. As expected in volatile equity markets, a significant proportion of variable annuity investors continue to elect the fixed account option, with 61 per cent of variable annuity sales going into fixed accounts during the first quarter of 2003, compared to 58 per cent during the full year 2002.

Fixed annuity sales of GBP532 million were 24 per cent up on prior year, reflecting continued consumer preference for guaranteed returns, with JNL benefiting from its strong position in bank and independent agent distribution channels. Compared to the fourth quarter of 2002, fixed annuity sales were down 27 per cent.

Sales of equity linked indexed (ELI) annuities of GBP44 million were 23 per cent down on prior year. Regular premium life sales of GBP3 million compared with GBP5 million for the same period of 2002.

JNL will continue to focus on retail markets, in market conditions that we expect to remain testing throughout 2003.

Prudential Corporation Asia

In 2003 Prudential Corporation Asia (PCA) had its highest ever first quarter for life business new premiums despite the continuing challenges in the economic environment, weakening of local currencies relative to sterling and the recent SARS outbreak in the region. Total APE insurance sales were GBP133 million, an increase of 39 per cent compared to the corresponding quarter in 2002.

For the life businesses the first quarter of each year is usually the slowest quarter in terms of new business sales. However the results for this quarter were encouraging. In Singapore the focus on more profitable regular premium business continues and compared to the first quarter 2002 regular premium sales of GBP12 million were up 33 per cent. Hong Kong has been more affected by the economic downturn and adverse exchange rates. New business APE in Hong Kong was GBP17 million, 19 per cent lower than first quarter 2002.

Malaysia Life continued its excellent track record and is up 18 per cent for new business APE compared to the first quarter of 2002. Taiwan Life's first quarter new business APE of GBP47 million compares favourably to the same quarter last year when sales were slower due to agency training for unit-linked products. Japan Life continues to deliver solid increases in new business APE with GBP12m for first quarter 2003 an increase of 33 per cent compared to the same quarter last year. PCA's Other Life businesses (China, India, Indonesia, Korea, Philippines, Thailand, Vietnam) continue to grow strongly as these newer operations build scale.

For the first quarter of 2003 the economic environment has meant unit-linked products are less popular and hence their proportion of the total new business APE has decreased.

As would be expected in current market conditions, mutual fund flows continue to be volatile with high gross inflows being offset by corresponding redemptions. In India there was the seasonal net outflow of funds during the first quarter of 2003 due to tax planning associated with the end of the Indian fiscal year. In total for the first quarter 2003 PCA had a small net outflow of GBP0.1 billion and mutual funds under management at the end of the quarter were GBP5.0 billion.

The outlook for 2003 remains uncertain with the general economic climate expected to be challenging and the impact of the SARS outbreak as yet unknown.

The net impact of the SARS outbreak in the affected countries remains unclear, even in Hong Kong where SARS has had the greatest effect on business activities over the past month. Here it is possible that any initial reluctance to have face-to-face meetings may be offset by a heightened awareness of the need for insurance coverage. To date we have not seen any unusual impact on claims or the well being of our agents and staff.

Overall PCA has a well-diversified portfolio of businesses covering 12 countries and therefore is in a good position to continue delivering sustainable, profitable growth over the long term.

                                     -ENDS-

Enquiries to:
Media                                     Investors/Analysts

Geraldine Davies     020 7548 3911        Rebecca Burrows         020 7548 3537
Ben Forsyth          020 7548 3500        Laura Presland          020 7548 3511


Notes to Editors:


 1. There will be a conference call today for wire services at 7.45am on 020 8288 4530 hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director.

 2. There will be a conference call for investors and analysts at 2.30pm (dial in telephone number: +44 (0) 20 7162 0181, US callers +1 334 323 6203).
    Callers to quote "Prudential new business" for access to the call.

    A recording of this call will be available for five working days by dialling:

    UK: 020 8288 4459, US: +1 334 323 6222, access code 214082.

 3. Sales for overseas operations have been calculated using average exchange rates. At constant 2002 exchange rates Group insurance sales on an APE basis would have been down only 1 per cent on prior year.

 4. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

 5. Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce 2002 UK corporate pensions APE sales by GBP6 million in the first quarter of 2002, GBP4m in the second quarter of 2002, GBP6 million in the third quarter of 2002, and GBP15 million in the fourth quarter of 2002.

 6. Financial Calendar:

2003 Annual General Meeting                           Thursday 8 May 2003
Payment of 2002 final dividend                        Wednesday 28 May 2003
2003 Interim Results/Second quarter
New Business Figures                                  Tuesday 29 July 2003
Third-quarter New Business Figures                    Thursday 16 October 2003
Payment of interim dividend                           Thursday 27 November 2003

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements we may make.


                                                                                                            Schedule 1
                                     PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2003
                                      TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
                     UK & Europe                    US                      Asia                       Total

                  2003   2002   +/- (%)    2003    2002  +/- (%)    2003    2002   +/- (%)      2003    2002  +/- (%)

                  GBPm   GBPm              GBPm   GBPm              GBPm    GBPm                GBPm    GBPm

Total            1,474  1,756    (16%)     1,021  1,311   (22%)       203    166     22%       2,698   3,233   (17%)
Insurance
Products
Total            1,183  1,298     (9%)         -      -      -      3,790  3,169     20%       4,973   4,467     11%
Investment
Products -
Gross
Inflows (1)
                 -----  -----    -----     -----  -----   -----     ----- ------  ------     -------  ------  ------
Group Total      2,657  3,054    (13%)     1,021  1,311   (22%)     3,993  3,335     20%       7,671   7,700    (0%)
                 -----  -----    -----     -----  -----   -----     ----- ------  ------     -------  ------  ------





                                     INSURANCE OPERATIONS
                       Single               Regular                 Total             Annual Equivalents (2)
               2003   2002  +/- (%)  2003    2002  +/- (%)  2003    2002   +/- (%)   2003    2002   +/- (%)

               GBPm   GBPm           GBPm    GBPm          GBPm     GBPm             GBPm    GBPm

UK Insurance
Operations : (12)
Direct
Distribution:
Individual        3      5  (40%)       2       3   (33%)      5       8   (38%)        2       3     (33%)
Pensions
Corporate       196    208   (6%)      24      23      4%    220     231    (5%)        44      44      0%
Pensions
Life              4     17  (76%)       1       1      0%      5      18   (72%)         1       3    (67%)
Individual      271    190    43%       -       -       -    271     190     43%        27      19     42%
Annuities
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Sub-Total       474    420    13%      27      27      0%    501     447     12%        74      69      7%
DWP Rebates     280    195    44%       -       -       -    280     195     44%        28      20     40%
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total           754    615    23%      27      27      0%    781     642     22%       102      88     16%
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Intermediated
Distribution:
Individual       17     32  (47%)       6       9    (33%)    23      41   (44%)         8      12    (33%)
Pensions
Corporate        12     20  (40%)       2       7    (71%)    14      27   (48%)         3       9    (67%)
Pensions
Life            234    795  (71%)       8       4    100%    242     799   (70%)        31      84    (63%)
Individual      239    125    91%       -       -       -    239     125     91%        24      12    100%
Annuities
Bulk             71     58    22%       -       -       -     71      58     22%         7       6     17%
Annuities
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Sub-Total       573  1,030  (44%)      16      20    (20%)   589   1,050   (44%)        73     123    (41%)
DWP Rebates      60     45    33%      -        -       -     60      45     33%         6       5     20%
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total           633  1,075  (41%)      16      20    (20%)   649   1,095   (41%)        79     128    (38%)
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Partnerships:
Life             32      -      -       -       -       -     32       -      -          3       -       -
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total            32      -      -       -       -       -     32       -      -          3       -       -
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total:
Individual       20     37  (46%)       8      12    (33%)    28      49   (43%)        10      16    (38%)
Pensions
Corporate       208    228   (9%)      26      30    (13%)   234     258    (9%)        47      53    (11%)
Pensions
Life            270    812  (67%)       9       5     80%    279     817   (66%)        36      86    (58%)
Individual      510    315    62%       -       -      -    510      315     62%        51      31     65%
Annuities
Bulk             71     58    22%       -       -      -     71       58     22%         7       6     17%
Annuities
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Sub-Total     1,079  1,450  (26%)      43      47     (9%) 1,122   1,497   (25%)       151     192    (21%)
DWP Rebates     340    240    42%       -       -      -     340     240     42%        34      24     42%
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total UK      1,419  1,690  (16%)      43      47    (9%)  1,462   1,737   (16%)       185     216    (14%)
Insurance
Operations
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
European Insurance
Operations: (4)
Insurance
Products         12     14  (14%)       -       5      -     12       19   (37%)         1       6    (83%)
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total            12     14  (14%)       -       5      -     12       19   (37%)         1       6    (83%)
European
Insurance
Operations
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total UK &    1,431  1,704  (16%)      43      52   (17%)  1,474   1,756   (16%)       186     222    (16%)
European
Insurance
Operations
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
US Insurance
Operations: (4)
Fixed           532    428    24%       -       -      -    532      428     24%        53      43     23%
Annuities
Equity           44     57  (23%)       -       -      -     44       57   (23%)         4       6    (33%)
Linked
Indexed
Annuities
Variable        442    183   142%       -       -      -    442      183    142%        44      18    144%
Annuities
Life              -      -      -       3       5   (40%)      3       5   (40%)         3       5    (40%)
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Sub-Total     1,018    668    52%       3       5   (40%)  1,021     673     52%       105      72     46%
Retail
Guaranteed        -    113      -       -       -      -      -      113       -         -      11       -
Investment
Contracts
GIC -
Medium Term
Note              -    525      -       -       -      -      -      525       -         -      53       -
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total US      1,018  1,306  (22%)       3       5   (40%)  1,021   1,311   (22%)       105     136    (23%)
Insurance
Operations
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Asian Insurance
Operations: (4)
Singapore        29     52  (44%)      12       9    33%     41       61   (33%)        15      14      7%
Hong Kong        34      9   278%      14      20   (30%)     48      29     66%        17      21    (19%)
Malaysia          3      3     0%      13      11    18%     16       14     14%        13      11     18%
Taiwan            1      4  (75%)      47      23   104%     48       27     78%        47      23    104%
Japan             3      4  (25%)      12       9    33%     15       13     15%        12       9     33%
Other (3)         7      5    40%      28      17    65%     35       22     59%        29      18     61%
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Total Asian      77     77     0%     126      89    42%    203      166     22%       133      96     39%
Insurance
Operations
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------
Group Total   2,526  3,087  (18%)     172     146    18%  2,698    3,233   (17%)       424     454     (7%)
              -----  -----  -----   -----   -----   -----  -----  ------ ------    -------  ------  ------


Notes to Schedules:

(1) Represents cash received from sale of investment products.

(2) Annual Equivalents (AE), calculated as regular new business contributions
    + 10% single new business contributions, are subject to roundings.
(3) In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.
(4) Sales for overseas operations have been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.60 (2002 - 1.43).
(12) Reflecting the expanded investment business new business analysis on
     Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

                                                                                                  Schedule 2
                                 PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2003
                                              INVESTMENT OPERATIONS

                   Opening          Gross  Redemptions      Net       Other    Market &        Net   Closing
                       FUM        inflows               inflows   movements    currency   movement       FUM
                                                                                         movements    in FUM

2003
    M&G (12)
    M&G branded      7,587            265       ( 197)       68       ( 14)      ( 210)     ( 156)     7,431
    retail
    investment
    products
    Prudential       1,137             28        ( 42)    ( 14)          18       ( 80)      ( 76)     1,061
    branded UK
    retail
    investment
    products (6)
    M&G             10,804            890       ( 304)      586           -          44        630    11,434
    institutional
    (9)
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total M&G       19,528          1,183       ( 543)      640           4      ( 246)        398    19,926
                   -------        -------      -------  -------     -------     -------    -------   -------
    Asia
    India            1,372          1,540     ( 1,712)   ( 172)       ( 13)          32     ( 153)     1,219
    Taiwan           2,425          1,716     ( 1,759)    ( 43)           -          40       ( 3)     2,422
    Korea              993            415       ( 393)       22           -       ( 45)      ( 23)       970
    Other Mutual       306            101         ( 6)       95           -          10        105       411
    Fund
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total Asian      5,096          3,772     ( 3,870)    ( 98)       ( 13)          37      ( 74)     5,022
    Mutual Fund
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
    Hong Kong          136             18         ( 3)       15           -           -         15       151
    MPF Products
    (5)
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total Asian      5,232          3,790     ( 3,873)    ( 83)       ( 13)          37      ( 59)     5,173
    Investment
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total           24,760          4,973     ( 4,416)      557        ( 9)      ( 209)        339    25,099
    Investment
    Products
                   -------        -------      -------  -------     -------     -------    -------   -------




                   Opening          Gross  Redemptions      Net       Other    Market &        Net   Closing
                       FUM        inflows               inflows   movements    currency   movement       FUM
                                                                                         movements    in FUM

  2002
    M&G
    M&G branded      8,890            283       ( 191)       92      ( 108)      ( 101)     ( 117)     8,773
    retail
    investment
    products (8)
    Prudential       1,546             25        ( 71)    ( 46)           -         128         82     1,628
    branded UK
    retail
    investment
    products (6)
    M&G              9,095            990       ( 267)      723           -          71        794     9,889
    institutional
    (9)
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total M&G       19,531          1,298       ( 529)      769      ( 108)          98        759    20,290
                   -------        -------      -------  -------     -------     -------    -------   -------
    Asia
    India            1,072            764       ( 916)   ( 152)       ( 19)          54     ( 117)       955
    Taiwan           2,076          2,342     ( 2,111)      231           -          81        312     2,388
    Korea                -              -            -        -           -           -          -         -
    Other Mutual        57             42         ( 1)       41           -        ( 3)         38        95
    Fund
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total Asian      3,205          3,148     ( 3,028)      120       ( 19)         132        233     3,438
    Mutual Fund
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
    Hong Kong           90             21         ( 2)       19           -           2         21       111
    MPF Products
    (5)
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total Asian      3,295          3,169     ( 3,030)      139       ( 19)         134        254     3,549
    Investment
    Operations
                   -------        -------      -------  -------     -------     -------    -------   -------
                   -------        -------      -------  -------     -------     -------    -------   -------
    Total           22,826          4,467     ( 3,559)      908      ( 127)         232      1,013    23,839
    Investment
    Products
                   -------        -------      -------  -------     -------     -------    -------   -------





                   Opening          Gross  Redemptions      Net       Other    Market &        Net   Closing
                       FUM        inflows               inflows   movements    currency   movement       FUM
                                                                              movements    in FUM

  2003 movement relative
  to 2002
    M&G
    M&G branded      (15%)           (6%)         (3%)    (26%)           -      (108%)      (33%)     (15%)
    retail
    investment
    products
    Prudential       (26%)            12%          41%      70%           -      (163%)     (193%)     (35%)
    branded UK
    retail
    investment
    products (6)
    M&G                19%          (10%)        (14%)    (19%)           -       (38%)      (21%)       16%
    institutional
    (9)
                   -------       -------      -------  -------      -------    -------    -------   -------
    Total M&G         (0%)           (9%)         (3%)    (17%)           -      (351%)      (48%)      (2%)
                   -------       -------      -------  -------      -------    -------    -------   -------
    Asia
    India              28%           102%        (87%)    (13%)         32%       (41%)      (31%)       28%
    Taiwan             17%          (27%)          17%   (119%)           -       (51%)     (101%)        1%
    Korea                -              -            -        -           -           -          -         -
    Other Mutual      437%           140%       (500%)     132%           -        433%       176%      333%
    Fund
    Operations
                   -------       -------      -------  -------      -------    -------    -------   -------
    Total Asian        59%            20%        (28%)   (182%)         32%       (72%)     (132%)       46%
    Mutual Fund
    Operations
                   -------       -------      -------  -------      -------    -------    -------   -------
    Hong Kong          51%          (14%)        (50%)    (21%)           -           -      (29%)       36%
    MPF Products
    (5)
                   -------       -------      -------  -------      -------    -------    -------   -------
    Total Asian        59%            20%        (28%)   (160%)         32%       (72%)     (123%)       46%
    Investment
    Operations
                   -------       -------      -------  -------      -------    -------    -------   -------
                   -------       -------      -------  -------      -------    -------    -------   -------
    Total               8%            11%        (24%)    (39%)         93%      (190%)      (67%)        5%
    Investment
    Products
                   -------       -------      -------  -------      -------    -------    -------   -------





                                                US BANKING PRODUCTS

                      2003          2002       +/- (%)
                      GBPm          GBPm

    US Banking
    Products (7)
    Total              673            633           6%
    Deposit
    Liabilities
    Retail Assets      753            704           7%



    Notes to Schedules:

    (5) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.
    (6) Scottish Amicable and Prudential branded Investment Products.

    (7) Balance sheet figures have been calculated at closing exchange rates.

    (8) Balance restated to include M&G South Africa retail investment operations.

    (9) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business.
    (12) Reflecting the expanded investment business new business analysis above, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.



                                                                                                             Schedule 3
                           PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2003 VERSUS QUARTER 4 2002
                                                   INSURANCE OPERATIONS
                            Single                  Regular                   Total             Annual Equivalents (2)

                         Q1     Q4    +/- (%)    Q1      Q4    +/- (%)    Q1     Q4    +/- (%)    Q1      Q4    +/- (%)
                       2003   2002              2003   2002             2003   2002             2003    2002
                       GBPm   GBPm              GBPm   GBPm             GBPm   GBPm             GBPm    GBPm

UK Insurance
Operations : (12)
Direct
Distribution:
Individual Pensions       3      2    50%          2      2     0%         5      4    25%         2       2     0%
Corporate Pensions      196     26   654%         24     35  (31%)       220     61   261%        44      38    16%
Life                      4      8   (50%)         1      1     0%         5      9  (44%)         1       2   (50%)
Individual              271    275    (1%)         -      -      -       271    275   (1%)        27      27     0%
Annuities
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Sub-Total               474    310    53%         27     38  (29%)       501    348    44%        74      69     7%
DWP Rebates             280     20  1300%          -      -      -       280     20  1300%        28       2  1300%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total                   754    330   128%         27     38  (29%)       781    368   112%       102      71    44%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Intermediated
Distribution :
Individual Pensions      17     11    55%          6      7  (14%)        23     18    28%         8       8     0%
Corporate Pensions       12      7    71%          2      2     0%        14      9    56%         3       3     0%
Life                    234    387   (40%)         8      6    33%       242    393  (38%)        31      45   (31%)
Individual              239    263    (9%)         -      -      -       239    263   (9%)        24      26    (8%)
Annuities
Bulk Annuities           71    424   (83%)         -      -      -        71    424  (83%)         7      42   (83%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Sub-Total               573  1,091   (47%)        16     15     7%       589  1,106  (47%)        73     124   (41%)
DWP Rebates              60     45    33%          -      -      -        60     45    33%         6       5    20%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total                   633  1,136   (44%)        16     15     7%       649  1,151  (44%)        79     129   (39%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Partnerships :
Life                     32     11   191%          -      -      -        32     11   191%         3       1   200%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total                    32     11   191%          -      -      -        32     11   191%         3       1   200%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total:
Individual Pensions      20     13    54%          8      9   (11%)       28     22    27%        10      10     0%
Corporate Pensions      208     33   530%         26     37   (30%)      234     70   234%        47      40    18%
Life                    270    405   (33%)         9      7    29%       279    412  (32%)        36      48   (25%)
Individual              510    537    (5%)         -      -      -       510    537   (5%)        51      54    (6%)
Annuities
Bulk Annuities           71    424   (83%)         -      -      -        71    424  (83%)         7      42   (83%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Sub-Total             1,079  1,412   (24%)        43     53   (19%)    1,122  1,465  (23%)       151     194   (22%)
DWP Rebates             340     65   423%          -      -      -       340     65   423%        34       7   386%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total UK Insurance    1,419  1,477    (4%)        43     53   (19%)    1,462  1,530   (4%)       185     201   (8%)
Operations
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
European Insurance
Operations: (4)
Insurance Products       12      8    50%          -      9      -        12     17  (29%)         1      10  (90%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total European           12      8    50%          -      9      -        12     17  (29%)         1      10  (90%)
Insurance
Operations
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total UK &            1,431  1,485    (4%)        43     62  (31%)     1,474  1,547   (5%)       186     211  (12%)
European Insurance
Operations
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
US Insurance
Operations: (11)
Fixed Annuities         532    730   (27%)         -      -      -       532    730  (27%)        53      73  (27%)
Equity Linked            44     50   (12%)         -      -      -        44     50  (12%)         4       5  (20%)
Indexed Annuities
Variable Annuities      442    511   (14%)         -      -      -       442    511  (14%)        44      51  (14%)
Life                      -      -      -          3      4   (25%)        3      4  (25%)         3       4  (25%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Sub-total Retail      1,018  1,291   (21%)         3      4   (25%)    1,021  1,295  (21%)       105     133  (21%)
Guaranteed                -    ( 5)     -          -      -      -         -    ( 5)   -           -     ( 1)   -
Investment
Contracts
GIC - Medium Term         -  ( 16)      -          -      -      -         -   ( 16)     -         -     ( 1)   -
Note
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total US Insurance    1,018  1,270   (20%)         3      4  (25%)     1,021  1,274  (20%)       105     131  (20%)
Operations
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Asian Insurance
Operations: (4)
Singapore                29     85   (66%)        12     13   (8%)        41     98  (58%)        15      22  (32%)
Hong Kong                34     51   (33%)        14     22  (36%)        48     73  (34%)        17      27  (37%)
Malaysia                  3      4   (25%)        13     22  (41%)        16     26  (38%)        13      22  (41%)
Taiwan                    1      2   (50%)        47     45     4%        48     47     2%        47      45    4%
Japan                     3      1   200%         12     10    20%        15     11    36%        12      10   20%
Other (3)                 7      7     0%         28     28     0%        35     35     0%        29      29    0%
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Total Asian              77    150   (49%)       126    140  (10%)       203    290  (30%)       133     155  (14%)
Insurance
Operations
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------
Group Total           2,526  2,905   (13%)       172    206  (17%)     2,698  3,111  (13%)       424     497  (15%)
                     ------  ----- ------     ------ ------ ------    ------ ------ ------    ------  ------ ------





                                                      INVESTMENT OPERATIONS

                      M&G & UK Operations      Asia Mutual Funds (10)       Hong Kong MPF             Total Investment
                                                                              Products (5)                Products
                     Q1        Q4  +/- (%)      Q1       Q4  +/- (%)      Q1       Q4  +/- (%)      Q1      Q4  +/- (%)
                   2003      2002             2003     2002             2003     2002             2003    2002
                   GBPm      GBPm             GBPm     GBPm             GBPm     GBPm             GBPm    GBPm

Opening FUM      19,528    18,846      4%    5,096    3,652     40%      136      121     12%   24,760  22,619      9%
Gross inflows     1,183       743     59%    3,772    3,812     (1%)      18       17      6%    4,973   4,572      9%
Less redemptions  ( 543)    ( 442)   (23%) ( 3,870) ( 3,487)   (11%)     ( 3)     ( 2)   (50%) ( 4,416)( 3,931)   (12%)
                 ------    ------  ------   ------   ------  ------   ------   ------  ------   ------  ------  ------
Net flows           640       301    113%     ( 98)     325  ( 130%)      15       15      0%      557     641    (13%)

Other movements       4         -      -      ( 13)   1,130   (101%)       -        -      -       ( 9)  1,130   (101%)
Market and        ( 246)      381   (165%)      37     ( 12)   408%        -        -      -     ( 209)    369   (157%)
currency
movements
                 ------    ------  ------   ------   ------  ------   ------   ------  ------   ------  ------  ------
Net movement in     398       682    (42%)    ( 74)   1,444   (105%)      15       15      0%      339   2,141    (84%)
FUM

                 ------    ------  ------   ------   ------  ------   ------   ------  ------   ------  ------  ------
Closing FUM      19,926    19,528      2%    5,022    5,096     (1%)     151      136     11%   25,099  24,760      1%

                 ------    ------  ------   ------   ------  ------   ------   ------  ------   ------  ------  ------


Notes to Schedules:
(2) Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.
(3) In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.
(4) Sales for overseas operations have been calculated using average exchange rates.

(5) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.
(10)Funds under management arising from the Korean fund management acquisition in Q4 are included in Other movements.
(11)Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.
(12)Reflecting the expanded investment business new business analysis on
    Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 April 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton
                                              Group Head of Media Relations